SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*

                                (Amendment No. 5)

                                 GSI GROUP INC.
             ------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    36229U102
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                   John Oliva
                       Highbridge Capital Management, LLC
                         9 West 57th Street, 27th Floor
                            New York, New York 10019
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 7, 2010
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

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     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36229U102                      13D/A                       Page 2 of 8

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     (1)    NAME OF REPORTING PERSONS

                    Highbridge Capital Management, LLC

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     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                            OO

--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]

--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    2.8% (See Item 4)

--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                    OO

--------------------------------------------------------------------------------

CUSIP No. 36229U102                      13D/A                       Page 3 of 8

--------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

                    Highbridge International LLC

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                    WC

--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Cayman Islands, British West Indies

--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                    2.8% (See Item 4)

--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                    OO

--------------------------------------------------------------------------------

CUSIP No. 36229U102                      13D/A                       Page 4 of 8

--------------------------------------------------------------------------------

     (1)    NAME OF REPORTING PERSONS

                    Glenn Dubin

--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
     (3)    SEC USE ONLY

--------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS
                    OO

--------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

--------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    United States

--------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    1,325,136 shares of Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    1,325,136 shares of Common Stock

--------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                        [ ]

--------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                     2.8% (See Item 4)

--------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

CUSIP No. 36229U102                      13D/A                       Page 5 of 8

Item 1.     Security and Issuer.

     This Amendment No. 5 (the "Amendment") amends the statement on Schedule 13D filed on July 2, 2009 (the "Original Schedule 13D", as amended hereby and by Amendment No. 1 filed on November 20, 2009, Amendment No. 2 filed on March 3, 2010, Amendment No. 3 filed on March 16, 2010 and Amendment No. 4 filed on March 19, 2010, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. This Amendment amends Items 4, 6 and 7 as set forth below.


Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 7, 2010 Highbridge International and the other Consenting Noteholders reached an agreement in principle with the Issuer Parties and the statutory committee of equity security holders appointed on December 22, 2009 in the bankruptcy cases of the Issuer Parties (the "Equity Committee") as to certain modifications to the Modified Plan (as modified, the "Fourth Modified Plan of Reorganization"). The Consenting Noteholders plan to enter into a Restructuring Plan Support Agreement, which will supersede the Plan Support Agreement, with the Issuer Parties and the Equity Committee setting forth certain agreements among them to implement the Fourth Modified Plan of Reorganization (the "Restructuring Plan Support Agreement").

Pursuant to the Fourth Modified Plan of Reorganization, the Noteholders would receive, in exchange for their Notes, their pro-rata share of (i) between $90,000,000 and $110,000,000 principal amount of New Senior Secured Notes, (ii) $10,000,000 in cash (the "Cash Payment"), (iii) all cash proceeds from an $85,000,000 rights offering (the "Rights Offering"), (iv) payment in cash of all accrued but unpaid interest due under the Notes through the date of effectiveness of the Issuer Parties' bankruptcy cases, and (v) $5,000,000 of common stock of the reorganized Issuer, issued at a price of $1.80 per share (the "Supplemental Equity Exchange").

The Rights Offering will consist of the Issuer Parties offering to all holders of Common Stock, on a pro-rata basis, the right to purchase common stock of the reorganized Issuer at a price of $1.80 per share. Pursuant to the Restructuring Plan Support Agreement and related documents, the Consenting Noteholders will agree to backstop the Rights Offering in its entirety with their Notes. Therefore, to the extent the Rights Offering is not fully subscribed for by the holders of Common Stock, the Consenting Noteholders will exchange a principal amount of their Notes equal to any such shortfall into common stock of the reorganized Issuer at a price of $1.80 per share. Notwithstanding the foregoing, in connection with their backstop commitment, the Consenting Noteholders will exchange no less than $20,000,000 in principal amount of their Notes for common stock of the reorganized Issuer at $1.80 per share even if their backstop commitment requires an exchange of less than this amount. For example, if the holders of Common Stock elect not to participate in the Rights Offering, then the Noteholders pursuant to their backstop commitment will exchange $85,000,000 in principal amount of Notes

CUSIP No. 36229U102                      13D/A                       Page 6 of 8


for common stock of the reorganized Issuer at a price of $1.80 per share. When combined with the application of the Cash Payment and Supplemental Equity Exchange, this will result in the issuance of an aggregate principal amount of New Senior Secured Notes equal to $110,000,000. However, if the Rights Offering is fully subscribed for by the holders of Common Stock, the Noteholders will receive the cash proceeds of the Rights Offering in satisfaction of $85,000,000 principal amount of Notes and the Consenting Noteholders will exchange $20,000,000 in principal amount of Notes for common stock of the reorganized Issuer at a price of $1.80 per share. When combined with the application of the Cash Payment and Supplemental Equity Exchange, this will result in the issuance of an aggregate principal amount of New Senior Secured Notes equal to $90,000,000. The Consenting Noteholders will receive a fee of 5% of the backstop commitment amount in exchange for their commitment to backstop the Rights Offering.

The Noteholders are entitled to receive a fee equal to 2% of the aggregate principal amount of Notes currently outstanding in the event that at any time prior to consummation of the Rights Offering a restructuring transaction other than the restructuring transaction set forth in the Fourth Modified Plan of Reorganization is consummated.

Pursuant to the Fourth Modified Plan of Reorganization, the initial board of directors of the reorganized Issuer will consist of: two directors to be selected by the Required Noteholders, two directors with expertise in the Issuer's industry to be selected by the Equity Committee, one director to be selected by mutual agreement of the Required Noteholders and the Equity Committee, one director to be selected by the current Board of Directors from the current Board of Directors of the Issuer, and the Chief Executive Officer of the reorganized Issuer. The three holders of the largest principal amounts of the Notes shall have board observer rights subject to reasonable restrictions.

This description of the agreement in principle reached by the Consenting Noteholders, the Issuer Parties and the Equity Committee is a summary only and is qualified in its entirety by reference to the Term Sheet for the Plan of Reorganization of GSI Group, Inc. et al (the "Term Sheet"), a copy of which is referenced as Exhibit 9 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010) and is incorporated herein by reference.

CUSIP No. 36229U102                      13D/A                       Page 7 of 8


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

     As described in Item 4 above, on May 7, 2010, the Consenting Noteholders reached an agreement in principle with the Issuer Parties and the Equity Committee as to the Fourth Modified Plan of Reorganization, the terms of which are set forth in the Term Sheet a copy of which is referenced as Exhibit 9 hereto (which incorporates by reference Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010) and is incorporated herein by reference.

Item 7.     Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

9. Term Sheet for the Plan of Reorganization of GSI Group, Inc. et al, dated as of May 7, 2010 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

CUSIP No. 36229U102                      13D/A                       Page 8 of 8


SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  May 11, 2010

HIGHBRIDGE INTERNATIONAL LLC                  HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                       By: /s/ John Oliva
                                                  -------------------------
                                              Name: John Oliva
                                              Title: Managing Director

By: /s/ John Oliva
    -------------------------
Name: John Oliva
Title: Managing Director




/s/ Glenn Dubin
-------------------------
GLENN DUBIN